Exhibit (a)(5)(xiv)

June 25, 2001
Contact: Norine Lyons
Tel 703 876 3190
Fax 703 876 3186
nlyons@generaldynamics.com

General Dynamics Extends Tender Offer
for all Outstanding Shares of Newport News Shipbuilding

FALLS CHURCH, Va — General Dynamics (NYSE: GD) today extended its pending tender offer for all outstanding shares of common stock (including associated rights) of Newport News Shipbuilding Inc. (NYSE:NNS) to midnight, EDT, on July 6, 2001. The offer was previously scheduled to expire at midnight, EDT, on June 22, 2001.

As of midnight, EDT, on June 22, 2001, approximately 20,248,926 shares (including guaranteed delivery) of Newport News had been tendered. While the number of shares tendered exceeds the majority of shares outstanding, on a fully diluted basis, of Newport News Shipbuilding, General Dynamics is awaiting the requisite governmental approval in order to complete the transaction.

Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs nearly 17,000 people and has annual revenues of approximately $2 billion. More information about Newport News Shipbuilding is available on the Web at www.nns.com.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 47,000 people worldwide and anticipates 2001 sales of approximately $11.5 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems. More information about the company can be found on the World Wide Web at www.generaldynamics.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News Shipbuilding. The Tender Offer Statement, as amended (including an offer to purchase, a related letter of transmittal and other offer documents) filed by General Dynamics with the SEC and the Solicitation/Recommendation Statement, as amended, filed by Newport News Shipbuilding contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, as amended, will be made available at no charge to all stockholders of Newport News Shipbuilding. The Tender Offer Statement, as amended (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement, as amended, will also be available at no charge at the SEC’s website at www.sec.gov.